BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23      A Publicly Listed Company        NIRE. 35300010230

                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares


                         ANNOUNCEMENT OF A MATERIAL FACT


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF MARCH 24, 2003


                     On March 24, 2003, at 4:00 pm, at its head office, with a legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met, with the purpose of deciding on the repurchase of shares issued by the Bank itself, without the reduction in capital stock in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6404/76 and CVM Instruction 10 and 268 of February 14 1980 and November 13 1997, respectively.

                     The Chairman initially informed that:

a) 2,162,610,484 own book entry shares are held as treasury stock being 51,324,668 common and 2,111,285,816 preferred shares;

b) of the existing preferred shares held as treasury stock, 200,000,000 of the preferred shares were deposited in custody with the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidacao e Custodia) - CBLC, as the underlying assets for the issue of 200,000 "CEDEAR's", under the Argentine Certificates of Deposit Program (CEDEAR's), pursuant to the approval of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios) - CVM in their authorizing letters CVM/GER-2/n(0) 152/98 and CVM/GEA-4/n(0) 118/98, of which 13,500 "CEDEAR's" have been placed to the present moment and corresponding to 13,500,000 preferred shares;

                     After this, the Administrative Council, considering it to be opportune to buy-back shares for holding as treasury stock, cancellation or resale to the market, unanimously decided to renew the limits for these acquisitions as from this date, authorizing the corporation to acquire up to 3,540,000,000 book entry shares issued by itself with no nominal value, comprising a maximum of 760,000,000 common and 2,780,000,000 preferred shares.

                     Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% (ten per cent) of the 8,203,862,907 common shares and 51,110,327,481 preferred shares freely circulating in the market, it was decided:

MEETING OF THE ADMINISTRATIVE COUNCIL OF MARCH 24 2003
BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2




a) to attribute to the Board of Directors discretion to decide when to effect the buy-back operations within the limits herewith approved;

b) that these acquisitions will be effected via the Stock Exchanges, for a maximum term of three months as from the current date, using resources in the Revenues Reserve ("Reserve - Goodwill on Issued Shares");

c) that theses acquisitions be intermediated by ITAU CORRETORA DE VALORES S.A., with head office at Rua Boa Vista, 185 - 4th floor in the city of Sao Paulo.

                     All items on the agenda having been concluded, the meeting was declared closed, the transcription of which was registered in these minutes, and having been read and approved, was signed by those present. Sao Paulo-SP, March 24, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho e Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                 ORIGINAL TRANSCRIPTION IN THE MINUTES REGISTER

                          Sao Paulo-SP, March 24, 2003.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director